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                               September 8, 2022

       Gast  n Paladini
       Chief Executive Officer
       Moolec Science SA
       17, Boulevard F.W. Raiffeisen
       L-2411 Luxembourg,
       Grand Duchy of Luxembourg

                                                        Re: Moolec Science SA
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted August
12, 2022
                                                            CIK No. 0001937737

       Dear Mr. Paladini:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-4 Submitted August 12, 2022

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. Please also tell us whether anyone or any entity associated with
or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a
non-U.S. person. If so, also include risk factor disclosure that addresses how this fact
could impact your ability to complete your initial business
                                                        combination. For
instance, discuss the risk to investors that you may not be able to complete an initial
business combination with a U.S. target company should the
                                                        transaction be subject
to review by a U.S. government entity, such as the Committee on
 Gast  n Paladini
FirstName LastNameGast  n   Paladini
Moolec Science  SA
Comapany 8,
September  NameMoolec
             2022       Science SA
September
Page 2    8, 2022 Page 2
FirstName LastName
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
2. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions. For example, discuss whether you have or expect to:
             suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials; inventory shortages; closed factories or stores; reduced headcount;
             or delayed projects;
             experience labor shortages that impact your business;
             experience cybersecurity attacks in your supply chain;
             experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials;
             experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
             be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries; or
             be exposed to supply chain risk in light of Russia   s invasion of
Ukraine.
         Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.
3. Wherever applicable, please provide more prominent disclosure regarding the material terms of your Backstop Agreement, including the impact on your investors should you undertake to exercise the Redemption Reversals you describe. Disclose the benefits to the
         Sponsor and its affiliates in executing the Backstop Agreement, including whether and to what extent these agreements ensure that the business combination will be approved, that there is a sufficient amount of cash in the SPAC's trust account, and/or that the benefits to the Sponsor if the agreement ensures completion of the business combination. Disclose whether any agreements made ancillary to the Backstop Agreement are in place with respect to the Contribution Commitments you describe, and file such agreements as exhibits to your registration statement.
4. We note that Nomura Securities International, Inc. is ending its role with respect to the business combination. Please revise to describe Nomura's role and explain how its resignation may impact the transaction. Please provide us with any correspondence between Nomura and Moolec relating to Nomura's resignation.
5. Please tell us whether Nomura was involved in the preparation of any disclosure that is included in the registration statement, or material underlying disclosure in the registration statement, including but not limited to the disclosure regarding the summary of the financial analyses prepared by Moolec's management and reviewed by the board of
 Gast  n Paladini
FirstName LastNameGast  n   Paladini
Moolec Science  SA
Comapany 8,
September  NameMoolec
             2022       Science SA
September
Page 3    8, 2022 Page 3
FirstName LastName
         directors of LightJump or the projected financial information of Moolec. If Nomura was involved in preparing this disclosure, please also include a risk factor describing their role in connection with the preparation of the registration statement and the valuation of
         Moolec and that they disclaim any liability in connection with such disclosure included in the registration statement. If applicable, please also disclose the rationale for continuing to rely on information disclaimed by the professional organization associated with or responsible for such information.
6. Please disclose whether Nomura assisted in the preparation or review of any materials reviewed by LightJump's board of directors or management as part of their services to
         Moolec and whether Nomura has withdrawn its association with those materials and notified LightJump of such disassociation. For context, include that there are similar circumstances in which a financial institution is named and that Nomura's resignation indicates it is not willing to have the liability associated with such work in this transaction
7.       Please provide us with the engagement letter between Nomura and
Moolec. Please
         disclose any ongoing obligations of the Company pursuant to the engagement letter that will survive the termination of the engagement, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations on the Company in the registration statement.
8. Please provide us with a letter from Nomura stating whether it agrees with the statements made in your prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with Nomura and it either agrees or does not agree with the conclusions and the risks associated with such outcome. If Nomura does not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors. Additionally, please indicate that Nomura withdrew from its role and forfeited its fees, if applicable, and that the firm refused to discuss the reasons for its resignation and forfeiture of fees, if applicable, with management. Clarify whether
         Nomura performed substantially all the work to earn its fees.
9. Please revise your disclosure to highlight for investors that Nomura's withdrawal indicates that it does not want to be associated with the disclosure or underlying business analysis related to the transaction. In addition, revise your disclosure to caution investors that they should not place any reliance on the fact that Nomura has been previously involved with the transaction.
10. Please disclose any fees paid or due to Nomura in connection with its role. If any of these fees will be forfeited by their resignation, please revise to disclose this information.
11. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material.
 Gast  n Paladini
FirstName LastNameGast  n   Paladini
Moolec Science  SA
Comapany 8,
September  NameMoolec
             2022       Science SA
September
Page 4    8, 2022 Page 4
FirstName LastName
12. Please disclose the Sponsor and its affiliates' total potential ownership in the combined company, assuming exercise and conversion of all securities.
The Business Combination
LightJump's Board of Directors' Reasons for the Approval of the Business Combination, page 93

13. Please disclose whether the LightJump board reviewed projected or prospective financial information of Moolec in connection with the business combination. If so, please revise to include such information in the registration statement.
Business of Moolec and Certain Information about Moolec, page 132

14.      We note your disclosure on page 96 of the uncertainty of "Moolec   s
ability to meet its
         development timelines." Please disclose Moolec's development timelines, including whether Moolec has an expected timeline to deliver products to market. In this regard, we note on slide 29 of your investor presentation that you expect your products to enter markets at or around 2025.
Moolec's Strength's and Competitive Positioning
Industrial Shift, page 133

15. For each bullet point you list in this section, please expand to describe how each are considered strengths to your competitive position.
Comparison of Shareholder Rights
Shareholders' Suits, page 197

16. Please revise to clearly state that this provision does not apply to claims arising under the federal securities laws or applies only to state law claims, as applicable.
General, page F-1

17. Please refer to the financial statement updating requirements of Rule 8-08 of Regulation
         S-X and Item 8.A(4) of Form 20-F and provide updated information with your next amendment.
Financial Statements
Note 3.5. Intangible Assets, page F-30

18. We note your disclosure which states the demonstrability of technical feasibility generally occurs when the project reaches the "advanced development and deregulation" phase for capitalizing development costs, as you believe they are sufficiently probable. Please clarify for us and in your disclosure, more precisely what you mean by "reach" the advanced development and deregulation phase. It's unclear if you mean the initial start of the phase or completion of the phase. We note that in this phase, the process of obtaining regulatory approvals is initiated and that obtaining regulatory approval for GM products is
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Moolec Science SA
September 8, 2022
Page 5
         more comprehensive and lengthy. It's unclear when you believe the notion of "probable"
         (i.e. more likely than not) is achieved under IFRS for capitalization purposes.
Exhibits

19. Please file the CFO Consulting Agreement, and any ancillary agreements made thereto, as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii) of Regulation S-K.
        You may contact Kevin Stertzel at (202) 551-3723 or Melissa Gilmore at
(202) 551-
3777 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Erin Purnell at
(202) 551-3454 with
any other questions.



FirstName LastNameGast  n Paladini                             Sincerely,
Comapany NameMoolec Science SA
                                                              Division of
Corporation Finance
September 8, 2022 Page 5                                      Office of
Manufacturing
FirstName LastName